UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                      (Amendment No.     )*
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                             EXX INC.
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                         (Name of Issuer)

         Common Stock Par Value, $1.00 Per Share, Class B
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                  (Title of Class of Securities)

                            269283308
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                          (CUSIP Number)

  William Henry Allen, P.O. Box 113, Washington, Illinois 61571
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   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          July 24, 1998
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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13 G to report the acquisition that is the subjection of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box. /   /
     ----

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
CUSIP No.        269283308
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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     William Henry Allen               ###-##-####
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2.   Check the Appropriate Box if a Member of a Group (See
Instructions)

     (a)       N/A
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     (b)
        -----------------------------------------------
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3.   SEC Use Only
                  -------------------------------------
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4.   Source of Funds (See Instructions)      PF
                                       ----------------
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5.   Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)   N/A
                              -------------------------
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6.   Citizenship or Place of Organization  US Citizen
                                          -----------------------
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Number of 7.   Sole Voting Power    33,600
Shares Bene-                     ----------------------
ficially by    8.   Shared Voting Power      N/A
Owned by Each                              ------------
Reporting      9.   Sole Dispositive Power    33,600
Person With                                ------------
               10.  Shared Dispositive Power    N/A
                                           ------------
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 33,600
---------
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)   N/A
                          --------------
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13.  Percent of Class Represented by Amount in Row (11)   0.05035
                                                       ----------
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14.  Type of Reporting Person (See Instructions)

                    IN
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Item 1.        Security and Issuer

          The title of the class of equity securities to which this statement applies is common stock, par value $.01
          Class B. The issuer is EXX INC. which has its executive offices at 1350 East Flamingo Road, Suite
          689, Las Vegas, Nevada.

Item 2.        Identity and Background

          (a)  William Henry Allen

          (b)  1911 Canterbury, Apt. F
               PO Box 113
               Washington, IL  61571

          (c)  Timber Broker
               Allen Timber Products Co.
               1911 Canterbury, Apt. F
               PO Box 113
               Washington, IL  61571

          (d)  None

          (e)  None

          (f)  US Citizen

Item 3.        Source and Amount of Funds or Other Consideration

          All funds used in purchase of the securities relative hereto were from personal income only.

Item 4.        Purpose of Transaction

          Mr. Allen has acquired EXX Class B shares for purposes of investment only. He is impressed by the company, its management, and the way it has performed. Mr. Allen may, in the future, seek a position on the board of the corporation, or seek to have representation on the board of EXX.

          Mr. Allen, dependant upon the condition of the market, and valuation of the shares of the corporation, may increase or decrease his position in this stock.

          Mr. Allen has no intention of engaging in any conduct which would:

          (b) Constitute an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) Cause a sale or transfer of material amount of assets of the issuer or any of subsidiaries;

          (e) Constitute a material change in the present capitalization or dividend policy of the issuer;

          (f) Constitute any material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (g) Create any change in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) Or cause a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) Cause a class of equities securities of the issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Take any action similar to any of those enumerated above.

Item 5.        Interest in Securities of the Issuer

          (a)  Mr. Allen owns 33,600 shares of common stock -
               Class B of EXX INC., or approximately 0.050% of the 667,315 shares outstanding.

          (b) Mr. Allen has the sole power vote or to direct the vote or to dispose of the 33,600 shares of Class B
               Common Stock.

          (c) Mr. Allen has made the following open market purchases of Class B Common stock of EXX within the past sixty (60) days.

Date             # of Number          Value         Consideration
-------------    -----------          -----         -------------
May 29, 1998     800                  2.75          2383.00
June 5, 1998     1000                 2.7625        2865.00
June 9, 1998     800                  2.75          2283.00
June 15, 1998    800                  2.50          2083.00
June 18, 1998    800                  2.625         2183.00
July 24, 1998    1000                 2.3125        2415.00
                 ----                               -------
     Total       5200                            $14,212.00

               All transaction were completed by Birchtree
               Financial Services, Inc., 920 Main, Suite 216,
               Kansas City, MO  64105.

          (d)  None

          (e)  None

Item 6.        Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer

          None

Item 7.        Material to Be Filed as Exhibits

          None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Executed this 28th day of August, 1998
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                               /s/William Henry Allen
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                              William Henry Allen